Mail Stop 3561

								            August 10,
2005

Mr. Brian P. Alessi
Chief Financial Officer and Treasurer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, New York 11530

		RE:	Emerging Vision, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed April 4, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
			File No. 1-14128

Dear Mr. Alessi:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Selected Financial Data, page 7

1. We note your presentation of system-wide sales for all owned and franchised stores. It appears that this presentation, on an aggregated basis, is not appropriate. Specifically, we do not see any substantive justification for aggregating revenues of company-owned and consolidated stores with unconsolidated franchised locations. Please either remove this measure, or otherwise tell us in detail why you believe such presentation should be permitted. We would not object to a discussion of the revenues generated by your franchised locations, provided the presentation is made in the context of explaining how you derive franchise royalties and other revenues from your franchisees.

Quarterly Data, page 8

2. Please revise to include earnings per share information, as required by paragraph (a)(1) of Item 302 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

Use of Non-GAAP Financial Measure, page 12

3. Based on your disclosures here and elsewhere throughout the document, we assume that you are presenting EBITDA as a measure of your liquidity. If this assumption is incorrect, please advise. Otherwise, please revise your disclosures here and each place where
EBITDA is presented to comply with Item 10(e) of Regulation S-K as follows:
* Because the measure you present is calculated differently than EBITDA as defined in SEC Release No. 33-8176, please re-characterize the measure as Adjusted EBITDA. In this regard, you have adjusted GAAP net income to exclude not only interest, taxes, depreciation and amortization, but also stock based compensation.  Refer to
Question
14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov (the Non-
GAAP FAQ).
* Provide a reconciliation from Adjusted EBITDA to cash flows from operating activities.
* Present alongside Adjusted EBITDA cash flows from operating, investing, and financing activities. See Question 12 of the Non-GAAP
FAQ.
* Disclose the reasons why you believe presentation of Adjusted EBITDA provides useful information to investors. Your current disclosure which indicates that you disclose EBITDA because it is a widely accepted financial indicator of a company`s ability to service
or incur indebtedness is not sufficient in this regard.  Refer to
Item 10(e)(1)(i)(C) of Regulation S-K.
* Disclose the additional purposes, if any, for which you use the
non-GAAP financial measure.   Refer to Item 10(e)(1)(i)(D) of
Regulation S-K.

4. Reference is made to your disclosure on page 13 of Adjusted EBITDA, further adjusted to exclude certain costs incurred in connection with the proxy contest and related litigation. It appears that this measure is prohibited by Item 10(e)(1)(ii)(A) of Regulation
S-K. If you disagree, please advise us as to why you believe you should be permitted to include this measure in your filings. Otherwise tell us how you plan to revise your filings accordingly.

Financial Statements, page 18

Statements of Operations, page 19

5. Please tell us in detail your basis for classifying as revenues interest on franchise notes receivable, other income, and net gains from the sale of company-owned store assets to franchisees. It appears to us that these items may need to be reclassified as non-revenue other income line items.

6. Please refer to Rule 5-03 of Regulation S-X and tell us the consideration you have given to disaggregating net retail store sales and cost of sales between eye care products and eye care services.

7. Please revise your presentation of "Non-cash charges for
issuance
of options and warrants" and "Non-cash charges for issuance of warrants as a result of Rescission Transactions" to allocate those expenses among cost of sales and selling, general and administrative
expenses, as applicable.   Separate income statement
classification
for this kind of equity-related charge is generally not appropriate unless it is clear by reading the statements of operations how those charges relate to other line item classifications.

Notes to Consolidated Financial Statements, page 22

Note 1 - Organization and Business, page 22

Basis of Presentation, page 22

8. Please tell us in detail your consideration of the consolidation guidelines in FIN 46R (the Interpretation) as it relates to your franchisees. If you believe your franchisees are scoped out of the consolidation guidelines in FIN 46R, please tell us in detail how you made this determination. In this connection, we note that a number of disclosures included in your Form 10-K suggest that you provide significant subordinated financial support to franchisees, thus calling into question whether your franchisees would qualify for the
"business" exception in paragraph 4.h. of the Interpretation. Among the disclosures we noted are the following:
* You provide a "high level" of financial support to franchisees.
Refer to page 3.
* In many cases, you obtain leases for franchised locations on behalf of franchisees and then sublease the locations to the franchisee. Refer to page 30.
* The company is a guarantor of certain leases and/or subleases of franchised locations. Refer to page 32.
* You provide loans to franchisees to finance conveyances of company-owned store assets to franchisees. Refer to page 27.
Please ensure your response addresses each of the noted disclosures and how these items factored into your determination as to whether your franchisees are within the scope of FIN 46R.

9. If you determined that your franchisees are within the scope of FIN 46R, then please tell us how you further determined whether the franchisees are variable interest entities, as described in paragraph
5 of the Interpretation. Ensure your response addresses the following:
* Tell us how you determined whether the franchisees have sufficient equity investment at risk as discussed in paragraph 5.a. of the Interpretation. Ensure your response addresses your consideration of paragraph 5.a.4 of the Interpretation with respect to your financial support, leasing, loan, and guarantee arrangements with the franchisees. Also ensure your response clarifies the debt and equity capitalization of the various franchisees.
* Tell us how you determined whether the holders of the equity investment at risk lack a controlling financial interest in the franchisee, as discussed in paragraphs 5.b. and 5.c. of the Interpretation. In particular with respect to paragraph 5.b.1, please tell us the level of your involvement in decision making at the franchise level and whether the franchisees retain the ability to make all significant decisions with respect to the operation of their respective franchises. Refer to FSP FIN 46R-3.
* Tell us how your disclosures on pages 4 and 32 with respect to the reacquisition of franchises factor into your evaluation of the sufficiency of the equity investment at risk and whether the equity holders have a controlling financial interest. In this regard, based on your disclosures we understand that if a franchisee defaults under its sublease, you have the right to take over operation of the respective location. Moreover, we note that in 2004 the assets and possession of two franchised stores were voluntarily surrendered and transferred back to you in connection with the termination of the related Franchise Agreements.

10. In connection with responding to the preceding two comments, please tell us what you mean when you disclose on page 30 that in most cases your obligations under master operating lease arrangements are limited "due to the holding of leases in a leasehold corporation with limited guarantees from the Company." Also ensure we understand how this affects your application of FIN 46R to franchisees, if at all.

Note 2 - Summary of Significant Accounting Policies, page 22

11. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
To
the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Revenue Recognition, page 23

12. Please revise your revenue recognition disclosure to address the following items:
* Clarify your disclosure regarding the timing of recognition of initial franchise fees. The revised disclosure should indicate the nature of the services that have to be performed by you, as franchisor, before the fees are earned. If the fees are recognized prior to commencement of operations by the respective franchisee, please explain to us in detail how you believe this timing of revenue recognition complies with GAAP.
* Disclose how you account for advertising fees received from franchisees and the line item on the statements of operations where these fees are included. Also disclose the line item on the balance sheet where any deferrals related to advertising fees received are included.
* Disclose your revenue recognition policy for member fees paid to VisionCare of California, Inc.

Stock-Based Compensation, page 24

13. Please disclose how you determine the fair value of common stock and warrants issued in exchange for consulting services. Also disclose the assumptions used in determining the fair value of warrant issuances in each year presented.

Segment Information, page 25

14. Please tell us whether your franchise activities and/or your VisionCare of California operations represent separate operating segments under paragraph 10 of SFAS 131. If not, please tell us in detail how you made this determination. If so, please tell us your basis for aggregating these activities with your company-owned retail operations, rather than treating your franchise activities as a separate reportable segment and your VisionCare of California operations either as a) an "other" column; or, b) if the activities meet the quantitative thresholds of paragraph 18 of SFAS 131, as a separate reportable segment. Notwithstanding the preceding, please disclose the information required by paragraph 26 of SFAS 131.

Note 9 - Income Taxes, page 29

15. It appears that you have omitted a number of the disclosures required by paragraphs 43 through 49 of SFAS 109. Please revise to disclose all of the applicable information required by these paragraphs.

Note 11 - Commitments and Contingencies, page 30

Operating Lease Commitments, page 30

16. Please revise to separately disclose the amount of contingent rentals paid during each period presented. See paragraph 16.c. of SFAS 13.

Litigation, page 30

17. For each legal contingency discussed, please disclose whether an accrual for probable losses has been recorded. Additionally, to the extent it is reasonably possible you will incur losses in excess of recorded amounts, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts, or state that such an estimate cannot be made. Alternatively, if no amount of loss is believed to be reasonably possible, please state this in your disclosure.



	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Brian P. Alessi
Emerging Vision, Inc.
August 10, 2005
Page 1